Exhibit 99.1

Avolon confirms order for 15 Airbus A330neo aircraft

NYSE : AVOL

Dublin | 23 December, 2014: Avolon (NYSE: AVOL), the international aircraft leasing company, today confirmed its previously announced commitment to buy 15 Airbus A330neo aircraft. Avolon is a launch customer of the newly re-engined A330.

The aircraft are scheduled for delivery from 2018 onwards.

ENDS

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon has an owned, managed and committed fleet of 227 aircraft serving 49 customers in 27 countries as of September 2014. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

www.avolon.aero

For further information:

Avolon contacts

Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	avolon@fticonsulting.com
Jennifer Peters	T:+353 1 663 3684	M:+353 87 178 7021	avolon@fticonsulting.com